

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

Via Facsimile and U.S. Mail

Mr. Joseph P. Macaluso
Chief Financial Officer
Tel-Instrument Electronics Corp
728 Garden Street
Carlstadt, New Jersey 07072

> **Re: Tel-Instrument Electronics Corp**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Form 10-Q for the Quarter Ended December 31, 2010**
> **File No. 001-13651**

Dear Mr. Macaluso:

We have reviewed your response filed May 19, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Data, page 19

Note 9. Income Taxes, page 35

1.   We note your response to prior comment 1. It is still unclear to us how you are determining the break-out of your current deferred tax asset and long-term deferred tax asset as of December 31, 2010 and March 31, 2010 considering that your forecasted statements of operations indicates that you are still operating at a pre-tax net loss for fiscal 2011. Please provide to us the amount of your short-term deferred tax asset and long-term deferred tax asset that you expect to realize as of March 31, 2011. Within your response to us, please explain to us in more detail how you will determine the break-out of your current deferred tax asset and long-term deferred tax asset as of December 31, 2011.

2.   We note from your Form 8-K dated May 3, 2011 that you intend to relocate to a new facility in the summer of 2011. Please explain to us if your projected operating expense included within your forecasted statement of operations for fiscal 2011-2013 contemplated the expenses of this new facility. If not, please provide to us an updated forecasted statement of operations that includes this change.

3.   We note from your response that all units have been shipped for 2011 and that you have received approval for delivery of 44% of the revenues (52% of the units) for fiscal 2011-2013. Please provide to us an updated forecasted statement of operations for fiscal 2011-2013 that is based upon units/revenues for your product that has been approved for delivery under your military contracts.

4.   We note that your analysis regarding the realizability of the deferred tax assets places significant reliance on projections for future performance. Please provide us with an analysis that discusses how reliable your projections have been in the past. In this regard, we note that you have retained a deferred tax asset on your balance sheet dating back to before March 31, 2006. However, since fiscal year 2005, you have reported income before income taxes in only one year (fiscal year 2009).

   •   To the extent that your historical projections have been reliable, explain in more detail how you concluded that recognition of a deferred tax asset was appropriate in prior years.

   •   To the extent that your historical projectsions have not been reasonably accurate, explain why you believe it is appropriate to place greater reliance on these projections despite significant negative evidence. Refer to paragraph 740-10-30-23 of the FASB Accounting Standards Codification.

Mr. Joseph P. Macaluso
Tel-Instrument Electronics Corp
May 31, 2011
Page 3

<u>Form 10-Q for the Quarter Ended December 31, 2010</u>

<u>Note 9. Fair Value Measurements, page 10</u>

5.   We note your response to prior comment 2. Please explain to us why you believe it is
        appropriate to utilize the historical volatility over the past 12 months in valuing stock
        warrants with an expected life of 9 years. Explain how your accounting is consistent with
        the guidance in paragraphs 718-10-55-36 through 41 of the FASB Accounting Standards
        Codification.

     You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643
if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief